EXHIBIT 99.13

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2017 (the “Form 40-F”), I, Normand Lecuyer, P.Eng., hereby consent to the use of my name in connection with the reference to the report entitled “Technical Report on the El Peñón Mine, Antofagasta Region, Northern Chile” dated March 2, 2018 (the “Report”), to the use of my name in connection with the written disclosure under the heading “Description of the Business – Material Producing Mines – El Peñón Mine”, excluding the written disclosure under the heading “Mineral Projects – Summary of Mineral Reserve and Mineral Resource Estimates” (the “Disclosure”), and to the inclusion of the Disclosure and extracts from or a summary of the Report (the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.

I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana's Registration Statements on Form F-3D (File No. 333-217016) and on Form S-8 (File Nos. 333-148048; 333-145300; 333-159047).

By: /s/ Normand Lecuyer
Name: Normand Lecuyer, P.Eng.

March 28, 2018